UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2023

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from     to

Commission file number: 333-275413

HW ELECTRO Kabushiki Kaisha

(Exact name of Registrant as specified in its charter)

HW Electro Co., Ltd.

(Translation of Registrant’s name into English)

Japan

(Jurisdiction of incorporation or organization)

 301, Aomi 2-chome 7-4 the
SOHO, Koto-ku, Tokyo
135-0064 Japan
(+81) 3-6457-1469

(Address of principal executive offices)

Weicheng Hsiao, Chief Executive Officer

Telephone: (+81) 03-6457-1469

Email: weicheng.hsiao@hwelectro.com

At the address of the Company set forth above

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares	HWEP	The Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of September 30, 2023 was: 38,074,888 ordinary shares, no par value.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐  No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☐ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

*	If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

EXPLANATORY NOTE

On December 29, 2023, the Securities and Exchange Commission (the “SEC”) declared effective the Registration Statement on Form F-1 (Commission File No. 333-275413) (“Form F-1 Registration Statement”) of HW Electro Co., Ltd., a joint-stock corporation with limited liability organized under Japanese law.

Rule 15d-2 (“Rule 15d-2”) under the Securities Exchange Act of 1934, as amended, provides generally that if a company’s registration statement under the Securities Act of 1933, as amended, does not contain certified financial statements for the company’s last full fiscal year preceding the year in which the registration statement becomes effective then the company must, within the later of 90 days after the effective date of the registration statement or four months following the end of the registrant’s latest full fiscal year, file a special financial report furnishing certified financial statements for the last full fiscal year, meeting the requirements of the form appropriate for annual reports of that company. Rule 15d-2 further provides that the special financial report is to be filed under cover of the facing sheet of the form appropriate for annual reports of the company.

The Form F-1 Registration Statement did not contain the certified financial statements of HW Electro Co., Ltd. for the fiscal year ended September 30, 2023; therefore, as required by Rule 15d-2, HW Electro Co., Ltd. is hereby filing the certified financial statements of HW Electro Co., Ltd. with the SEC under cover of the facing page of an annual report on Form 20-F.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Board of Directors and Shareholders of

HW Electro Co., Ltd.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of HW Electro Co., Ltd. (the “Company”) as of September 30, 2023 and 2022, and the related statements of operations and comprehensive loss, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended September 30, 2023, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended September 30, 2023, in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 2, the Company has a significant working capital deficiency, has incurred significant losses and needs to raise additional funds to meet its obligations and sustain its operations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

WWC, P.C.

Certified Public Accountants

PCAOB ID No.1171

We have served as the Company’s auditor since 2023.

San Mateo, California
March 11, 2024, except for 27 and 28 for which the date is March 20, 2024

HW ELECTRO CO., LTD
BALANCE SHEETS
(Currency expressed in United States Dollars (“$”))

	As of September 30, 2023	As of September 30, 2022
	$	$
Assets
Current assets:
Cash	39,473	3,772
Accounts receivable – related party, net	—	24,396
Accounts receivable – third parties, net	258	20,668
Inventories, net	1,602,559	1,439,768
Prepayments – related party	—	96,745
Prepayments – third parties	693,488	15,321
Amount due from a related party	2,969,777	—
Total current assets	5,305,555	1,600,670

Property, plant and equipment, net	2,367,175	2,209,674
Operating lease right-of-use assets	184,892	335,543
Cost method investment	3,346	3,455
Deferred tax assets, net	—	838,228
Deferred initial public offering (“IPO”) costs	336,731	—
Long-term deposits	29,962	83,566
Total non-current assets	2,922,106	3,470,466
TOTAL ASSETS	8,227,661	5,071,136

Liabilities
Current liabilities:
Bank loans – current	3,586,296	28,516
Loans payable – third party	—	790,450
Loans payable – financial institution, current portion, net	11,323	7,719
Accounts payable	735,665	964,835
Accruals and other current liabilities	1,010,091	372,542
Contract liabilities	36,137	35,243
Amount due to a related party	—	511,368
Amount due to a shareholder	200,763	—
Finance lease obligation, current portion	42,706	35,089
Operating leases payable – current	150,958	179,827
Warranty liabilities – current	20,392	2,643
Asset retirement obligations – current	24,502	—
Refund liability	278,752	—
Income taxes payable	—	23,616
Total current liabilities	6,097,585	2,951,848

Loans Payable – financial institution, net of current portion, net	48,123	61,385
Finance lease obligation, net of current portion	63,361	105,897
Operating leases payable – non-current	19,209	155,716
Warranty liabilities – non-current	40,783	5,285
Asset retirement obligations – non-current	24,573	—
Other non-current liabilities	16,730	17,275
Total non-current liabilities	212,779	345,558
TOTAL LIABILITIES	6,310,364	3,297,406

HW ELECTRO CO., LTD
BALANCE SHEETS — (Continued)
(Currency expressed in United States Dollars (“$”))

	As of September 30, 2023	As of September 30, 2022
	$	$
Commitments and contingencies	—	—

Shareholders’ equity
Series A convertible preferred shares; 3,000,000 shares authorized, 0 shares and 2,857,142 shares issued and outstanding as of September 30, 2023 and 2022, respectively*	—	437,675
Ordinary Shares, 100,000,000 shares authorized; 38,074,888 and 27,460,716 shares issued and outstanding as of September 30, 2023 and 2022, respectively*	7,891,275	2,419,371
Shares to be issued	—	241,865
Additional paid-in capital	15,630,704	5,542,760
Accumulated deficits	(20,679,194)	(6,400,938)
Accumulated other comprehensive loss	(925,488)	(467,003)
Total shareholders’ equity	1,917,297	1,773,730
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	8,227,661	5,071,136

*	Giving retroactive effect to the 1 for 2 share split effected on September 1, 2023.

The accompanying notes are an integral part of these financial statements.

HW ELECTRO CO., LTD
STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(Currency expressed in United States Dollars (“$”))

	For the fiscal years ended September 30,
	2023	2022	2021
	$	$	$
Revenue – third parties	1,435,740	414,478	—
Revenue – related party	—	28,311	—
Total revenue	1,435,740	442,789	—
Cost of revenue	(1,903,475)	(303,646)	—
Gross (loss)/profit	(467,735)	139,143	—

Operating expenses:
Research and development expenses	(1,103,549)	(124,734)	(601,945)
Selling, general and administrative expenses	(6,472,656)	(2,433,041)	(1,050,941)
Share-based compensation expense	(5,053,715)	(2,766,817)	(145)
Total operating expenses	(12,629,920)	(5,324,592)	(1,653,031)
Loss from operations	(13,097,655)	(5,185,449)	(1,653,031)

Other income (expense):
Interest income	20,689	230	357
Interest expenses	(130,631)	(63,386)	(7,107)
Other (expenses)/income, net	(197,557)	(137,418)	3,647
Total other expenses, net	(307,499)	(200,574)	(3,103)

Loss before income taxes	(13,405,154)	(5,386,023)	(1,656,134)
Current tax expense	—	31,512	12,859
Deferred tax expense (benefit)	873,102	(716,922)	(296,444)
Total provision for (benefit from) income taxes	873,102	(685,410)	(283,585)
Net loss	(14,278,256)	(4,700,613)	(1,372,549)

Other comprehensive (loss) income
Foreign currency translation adjustment	(458,485)	(518,977)	38,351
Total comprehensive loss	(14,736,741)	(5,219,590)	(1,334,198)

Loss per share:
basic and diluted*	(0.45)	(0.18)	(0.06)

Weighted average shares outstanding used in calculating basic and diluted loss per share
basic and diluted*	31,794,580	26,581,556	21,165,754

*	Giving retroactive effect to the 1 for 2 share split effected on September 1, 2023.

The accompanying notes are an integral part of these financial statements.

HW ELECTRO CO., LTD
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Currency expressed in United States Dollars (“$”), except for number of shares)

	Convertible Preferred Shares		Ordinary shares			Additional	Accumulated other		Total
	No. of shares*	Par Value	No. of shares*	Par Value	Shares to be issued	paid-in capital	comprehensive income (loss)	Accumulated deficits	shareholders’ equity
Balance as of October 1, 2020	—	$—	20,000,000	$81,248	$—	$—	$13,623	$(327,776)	$(232,905)
Issuance of ordinary shares for cash	—	—	3,000,000	547,887	—	547,887	—	—	1,095,774
Debt-to-equity conversion	—	—	1,625,000	292,662	—	292,662	—	—	585,324
Net loss	—	—	—	—	—	—	—	(1,372,549)	(1,372,549)
Share based compensation	—	—	—	—	—	145	—	—	145
Foreign currency translation adjustment	—	—	—	—	—	—	38,351	—	38,351
Balance as of September 30, 2021	—	—	24,625,000	921,797	—	840,694	51,974	(1,700,325)	114,140
Issuance of ordinary shares for cash	—	—	1,735,716	1,019,255	—	1,019,255	—	—	2,038,510
Debt-to-equity conversion	—	—	1,100,000	478,319	—	478,319	—	—	956,638
Capital contribution	2,857,142	437,675	—	—	—	437,675	—	—	875,350
Net loss	—	—	—	—	—	—	—	(4,700,613)	(4,700,613)
Share based compensation	—	—	—	—	—	2,766,817	—	—	2,766,817
Advance received from investor	—	—	—	—	241,865	—	—	—	241,865
Foreign currency translation adjustment	—	—	—	—	—	—	(518,977)	—	(518,977)
Balance as of September 30, 2022	2,857,142	437,675	27,460,716	2,419,371	241,865	5,542,760	(467,003)	(6,400,938)	1,773,730
Issuance of ordinary shares for cash	—	—	3,141,722	2,306,709	(241,865)	2,306,709	—	—	4,371,553
Debt-to-equity conversion	—	—	4,615,308	2,727,520	—	2,727,520	—	—	5,455,040
Convertible preferred shares conversion	(2,857,142)	(437,675)	2,857,142	437,675	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	(14,278,256)	(14,278,256)
Share based compensation	—	—	—	—	—	5,053,715	—	—	5,053,715
Foreign currency translation adjustment	—	—	—	—	—	—	(458,485)	—	(458,485)
Balance as of September 30, 2023	—	—	38,074,888	7,891,275	—	15,630,704	(925,488)	(20,679,194)	1,917,297

*	Giving retroactive effect to the 1 for 2 share split effected on September 1, 2023.

The accompanying notes are an integral part of these financial statements.

HW ELECTRO CO., LTD AND ITS SUBSIDIARIES
STATEMENTS OF CASH FLOWS
(Currency expressed in United States Dollars (“$”))

	For the fiscal years ended September 30,
	2023	2022	2021
	$	$	$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Loss	(14,278,256)	(4,700,613)	(1,372,549)
Adjustment to reconcile net loss to net cash generated from operating activities:
Depreciation	349,980	253,956	36,362
Loss on disposal of property, plant and equipment	85,309	2,701	—
Deferred tax provision	873,102	(716,922)	(296,444)
Share-based compensation expense	5,053,715	2,766,817	145
Provision for warranty liabilities	53,247	7,928	—

Changes in operating assets and liabilities:
Accounts receivable, net	44,806	(45,064)	—
Inventories, net	(162,791)	(1,304,383)	(135,385)
Prepayments – related party	96,745	451,013	(547,758)
Prepayments – third parties	(678,167)	4,134	(19,455)
Amount due from a related party	(2,969,777)	—	—
Deferred initial public offering costs	(336,731)	—	—
Long-term deposits	53,604	(77,435)	(6,131)
Accounts payable	(229,170)	961,925	2,910
Accruals and other current liabilities	637,549	206,529	183,257
Contract liabilities	894	35,243	—
Amount due to a related party	(511,368)	(49,170)	300,072
Income taxes payable	(23,616)	11,834	11,782
Asset retirement obligations	1,002	—	—
Refund liability	278,752	—	—
Prepaid of the operating lease obligations	(14,725)	—	—
Other non-current liabilities	(545)	—	—
Cash used in operating activities	(11,676,441)	(2,191,507)	(1,843,194)

Purchase of property, plant and equipment	(623,465)	(2,476,730)	(210,965)
Purchase of cost method investment	—	(3,455)	—
Proceeds from disposal of property, plant and equipment	—	43,304	—
Cash used in investing activities	(623,465)	(2,436,881)	(210,965)

(Repayment of)/proceeds from loans payable – third party	(790,450)	1,298,658	1,033,754
Proceed from loans payable to a shareholder	200,763	—	—
(Repayment of)/proceeds from loan payable – financial institution	(9,658)	69,104	—
Proceeds from bank loan – current	3,557,780	28,516	—
Repayments of finance lease obligation	(36,928)	(38,662)	(36,268)
Proceeds from shares to be issued	—	241,865	—
Proceeds from issuance of preference shares	—	875,350	—
Proceeds from issuance of shares	9,826,593	2,038,510	1,095,774
Cash provided by financing activities	12,748,100	4,513,341	2,093,260

Foreign currency effect	(412,493)	3,433	48,693
Net change in cash	35,701	(111,614)	87,794

HW ELECTRO CO., LTD AND ITS SUBSIDIARIES
STATEMENTS OF CASH FLOWS — (Continued)
(Currency expressed in United States Dollars (“$”))

	For the fiscal years ended September 30,
	2023	2022	2021
	$	$	$
Cash as of beginning of the year	3,772	115,386	27,592
Cash as of the end of the year	39,473	3,772	115,386
Net increase/(decrease) in cash	35,701	(111,614)	87,794

Supplementary disclosure of cash flows information
Cash paid for interest	161,760	18,216	7,085
Cash paid for taxes	23,616	19,678	1,077

Supplementary disclosure on non-cash flows information
Initial recognition of operating lease related to right-of-use assets	356,784	749,979	387,614

*	Giving retroactive effect to the 1 for 2 share split effected on September 1, 2023.

The accompanying notes are an integral part of these financial statements.

HW ELECTRO CO., LTD
NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

On May 24, 2019, HW Electro Co., Ltd. (the “Company”) was incorporated in Japan. The Company’s principal executive offices are located in Tokyo, of Japan. The Company is principally engaged in the business of importing and selling high-performance fully electric light commercial vehicles. The Company conducts its operations wholly in Japan and has no subsidiary.

2. LIQUIDITY AND GOING CONCERN

The accompanying financial statements have been prepared in conformity with U.S. GAAP which contemplates continuation of the Company on a going concern basis. The going concern basis assumes that assets are realized, and liabilities are settled in the ordinary course of business at amounts disclosed in the financial statements. The Company’s ability to continue as a going concern depends upon its ability to market and sell its products to generate positive operating cash flows. For the year ended September 30, 2023, the Company reported net loss of $14,278,256. As of September 30, 2023, the Company’s working capital deficit was $792,030. In addition, the Company had net cash outflows of $11,676,441 from operating activities for the year ended September 30, 2023. These conditions give rise to substantial doubt as to whether the Company will be able to continue as a going concern.

To sustain its ability to support the Company’s operating activities, the Company may have to consider supplementing its available sources of funds through the following sources:

●	cash generated from operations;

●	other available sources of financing from Japan banks and other financial institutions; and

●	financial support from the Company’s related party and shareholders.

Management had raised additional funds by performing a series of issuances of Ordinary Shares during the year ended September 30, 2023, resulting in 7,757,030 Ordinary Shares issued and approximately $9.8 million in proceeds received. However, there can be no certainty that these additional financings will be available on acceptable terms or at all. If management is unable to execute this plan, there would likely be a material adverse effect on the Company’s business. All of these factors raise substantial doubt about the ability of the Company to continue as a going concern. The audited financial statements for the years ended September 30, 2023 and 2022 have been prepared on a going concern basis and do not include any adjustments to reflect the possible future effects on the recoverability and classifications of assets or the amounts and classifications of liabilities that may result from the inability of the Company to continue as a going concern.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the regulations of the Securities and Exchange Commission (the “SEC”).

(b)	Use of estimates and assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. The most significant estimates relate to useful lives for property, plant and equipment, assumptions used in assessing right of use assets, allowance for expected credit losses accounts, inventory valuation, impairment of long-lived assets, property, plant and equipment, provision of warranty liabilities, valuation allowance for deferred tax asset and uncertain tax position. Actual results could vary from the estimates and assumptions that were used.

HW ELECTRO CO., LTD
NOTES TO FINANCIAL STATEMENTS

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(c)	Risks and uncertainties

Political and economic risk

All of the Company’s assets were located in Japan and all of the Company’s revenue was generated in Japan. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in Japan, as well as by the general state of Japan economy. The Company’s results may be adversely affected by changes in the political, regulatory, and social conditions in Japan. Although the Company has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations, including its organization and structure disclosed in Note 1, such experience may not be indicative of future results.

Credit risk

As of September 30, 2023 and 2022, $39,473 and $3,772 of the Company’s cash was on deposit at financial institutions in Japan, respectively, which were insured by the Deposit Insurance Corporation of Japan subject to certain limitations. The Company has not experienced any losses in such accounts.

Accounts receivables are typically unsecured and derived from revenue earned from customers, thereby exposed to credit risks. The risk is mitigated by the Company’s assessment of its customers’ creditworthiness and its ongoing monitoring of outstanding balances.

Concentration of customers

As of September 30, 2023, one major customer, which is in the automobile inspection and maintenance, was recorded $258, accounted for 100% of the Company’s total accounts receivable. As of September 30, 2022, two major customers, which are in tires manufacturing industry and retail industry, were recorded $24,396 and $20,668, accounted for 54% and 46% of the Company’s total accounts receivable, respectively.

For the fiscal year ended September 30, 2023, the most major customer, which is in the automobile manufacture industry, was recorded $609,218, accounted for 42% of the Company’s total revenues, the second major customer, which is in the automotive industry, was recorded $409,456, accounted for 29% of the Company’s total revenues. For the fiscal year ended September 30, 2022, the most major customer, which is in the logistic industry, was recorded $138,921, accounted for 32% of the Company’s total revenues, the second major customer, which is the government agency, was recorded $54,277, accounted for 12% of the Company’s total revenues.

Concentration of suppliers

As of September 30, 2023 and 2022, the most major supplier which are in the automation machinery business, were recorded $490,236 and $770,758, accounted for 67% and 80% of the Company’s total accounts payable, respectively.

For the fiscal years ended September 30, 2023, the most major supplier, which is in the automobile manufacture business, was recorded $1,093,750, accounted for 71% of the Company’s total purchases. For the fiscal years ended September 30, 2022, the most major supplier, which is in the car manufacture business, was recorded $1,015,106, accounted for 53% of the Company’s total purchases.

(d) Foreign currency translation

The Company maintains its books and record in its local currency, Japanese yen (“JPY”), which is a functional currency as being the primary currency of the economic environment in which its operation is conducted. Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transaction. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency using the applicable exchange rates at the balance sheet dates. The resulting exchange differences are recorded in the statements of operations and comprehensive loss.

HW ELECTRO CO., LTD
NOTES TO FINANCIAL STATEMENTS

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The reporting currency of the Company is the United States Dollars (“US$”) and the accompanying financial statements have been expressed in US$. In accordance with ASC Topic 830-30, “Translation of Financial Statement,” assets and liabilities of the Company are translated into US$, using the exchange rate on the balance sheet date. Revenue and expenses are translated at the average rates prevailing during the period. Shareholders’ equity is translated at the historical exchange rate at the time of transaction. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheet. Gains and losses resulting from the translations of foreign currency transactions and balances are reflected in the results of operations.

The value of foreign currencies including, the JPY, may fluctuate against the U.S. Dollar. Any significant variations of the aforementioned currencies relative to the U.S. Dollar may materially affect the Company’s financial condition in terms of reporting in U.S. Dollar.

The following table outlines the currency exchange rates that were used in preparing the accompanying financial statements:

	September 30,
	2023	2022
$ to JPY Year-end Spot Rate	149.43	144.71
$ to JPY Average Rate	138.93	124.70

(e) Fair value of financial instruments

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact, and it considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

●	Level 1 applies to assets or liabilities for which there are quoted prices, in active markets for identical assets or liabilities.

●	Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical asset or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

●	Level 3 applies to asset or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Cash, accounts receivable, net, bank loans, loans payable — third party, loans payable — financial institution, accounts payable, accruals and other current liabilities, amount due to a related party, amount due to a shareholder, other non-current liabilities are financial assets and liabilities and are subject to fair value measurement; however, because of their being short period of time between the origination of such instruments and their expected realization and their current market rates of interest management believes their carrying values approximate their fair value.

(f)  Related parties

We adopted ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

HW ELECTRO CO., LTD
NOTES TO FINANCIAL STATEMENTS

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(g) Cash

Cash consists of cash on hand, the Company’s demand deposit placed with financial institutions, which have original maturities of less than three months and unrestricted as to withdrawal and use. Deposits are held at highly liquid and well capitalized financial institutions. Risk of loss is not expected by management. The Company maintains all of its bank accounts in Japan. Cash balances in bank accounts in Japan are insured by the Deposit Insurance Corporation of Japan subject to certain limitations. The cash balance was $39,473 and $3,772 as of September 30, 2023 and 2022, respectively.

(h) Accounts Receivable and allowance for expected credit losses accounts

Accounts receivable, net are stated at the original amount less an allowance for expected credit loss on such receivables. The allowance for expected credit loss is estimated based upon the Company’s assessment of various factors including historical experience, the age of the accounts receivable balances, current general economic conditions, future expectations and customer specific quantitative and qualitative factors that may affect the Company’s customers’ ability to pay. Accounts are considered overdue after 30 days. An allowance is also made when there is objective evidence for the Company to reasonably estimate the amount of probable loss. As of September 30, 2023 and 2022, the Company made nil allowance for expected credit losses accounts.

(i)  Prepayments

Prepayments are mainly payments made to vendors or services providers for future services that have not been provided and prepaid rent. These amounts are refundable and bear no interest. Management reviews its prepayments on a regular basis to determine if the allowance is adequate and adjusts the allowance when necessary. As of September 30, 2023 and 2022, no allowance was deemed necessary.

(j)  Inventories, net

Inventories are measured at the lower of cost or net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less cost to sell, and considers general market and economic conditions, periodic reviews of current profitability of vehicles. The cost of inventories is based on the first-in-first-out method, and includes expenditure incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. In the case of manufactured inventories and work in progress, cost includes an appropriate share of production overheads based on normal operating capacity. The Company records adjustments to its inventories for estimated obsolescence or diminution in net realizable value equal to the difference between the cost of the inventories and the estimated net realizable value. At the point of loss recognition, the Company may need to consider if any impairment of the inventories at year end, and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis. As of September 30, 2023 and 2022, the Company made $336,105 and nil impairment of the inventories at year end respectively.

(k)  Property, plant and equipment, net

Property, plant and equipment, net are stated at cost less accumulated depreciation and impairment, if any, and depreciated on a straight-line basis or declining balance method over the estimated useful lives of the assets. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its intended use. Property under finance leases and the related obligation for future lease payments are recorded at an amount equal to the initial present value of those lease payments, and the depreciation on a straight-line method over the lease term. Estimated useful lives are as follows:

Category	Estimated useful life
Buildings	15 – 20 years
Leasehold improvements	Shorter of the estimated useful life or remaining lease term
Machinery and equipment	2 – 8 years
Motor vehicle	1 – 3 years

HW ELECTRO CO., LTD
NOTES TO FINANCIAL STATEMENTS

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Expenditure for repair and maintenance costs, which do not materially extend the useful lives of the assets, are charged to expenses as incurred, whereas the expenditure for major renewals and betterment that substantially extends the useful lives of property and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the costs, accumulated depreciation and impairment with any resulting gain or loss recognized in the statements of operations and comprehensive loss.

The cost of construction-in-progress includes the cost directly attributable to the construction of showroom. Construction in progress is not depreciated.

(l)  Cost method investment

The Company accounts for investment with less than 20% of the voting shares and does not have the ability to exercise significant influence over operating and financial policies of the investee using the cost method. The Company records cost method investment at the historical cost in its financial statements and subsequently records any dividends received from the net accumulated earrings of the investee as income. Dividends received in excess of earnings are considered a return of investment and are recorded as reduction in the cost of the investment.

Cost method investment are evaluated for impairment when facts or circumstances indicate that the fair value of the long-term investment is less than its carrying value. An impairment is recognized when a decline in fair value is determined to be other-than-temporary.

The Company reviews several factors to determine whether a loss is other-than-temporary. These factors include, but are not limited to, the: (i) nature of the investment; (ii) cause and duration of the impairment; (iii) extent to which fair value is less than cost; (iv) financial condition and near term prospects of the investment; and (v) ability to hold the security for a period of time sufficient to allow for any anticipated recovery in fair value. No event had occurred and indicated that other-than-temporary impairment existed and therefore the Company did not record any impairment charges for its investment for the fiscal years ended September 30, 2023 and 2022.

(m) Impairment of long-lived assets

The Company evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss, which is the excess of carrying amount over the fair value of the assets, using the expected future discounted cash flows. No impairment of long-lived assets was recognized for the fiscal years ended of September 30, 2023 and 2022, respectively.

(n) Warranties liabilities

The estimated costs related to product warranties are accrued at the time products are sold and are charged to cost of revenue in the financial statement. These estimates are established using historical information on the nature, frequency and average cost of claims of each vehicle line or each model year of the vehicle line and assumptions about future activity and events. Revisions are made when necessary and are based on changes in these factors.

(o) Contract liabilities

A contract liability is recognized when the customer pays non-refundable consideration before the Company recognizes the related revenue. A contract liability would also be recognized if the Company has an unconditional right to receive nonrefundable considerations before the Company recognizes the related revenue. In such cases, a corresponding receivable would also be recognized.

HW ELECTRO CO., LTD
NOTES TO FINANCIAL STATEMENTS

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(p) Commitments and contingencies

In the normal course of business, the Company is subject to commitments and contingencies, including operating lease commitments, legal proceedings and claims arising out of its business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes a liability for such contingency if it determines it is probable that a loss will occur, and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments on liability for contingencies, including historical and the specific facts and circumstances of each matter.

(q) Revenue recognition

The Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers (“ASC 606”), for reporting periods beginning.

The Company recognizes revenue as it satisfies a performance obligation when its customer obtains control of promised goods in an amount that reflects the consideration the entity expects to receive in exchange for those goods. To determine revenue recognition for arrangements that an entity determines are within the scope of ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”), the entity performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price, including variable consideration, if any; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. The Company only applies the five-step model to contracts when it is probable that the entity will collect the consideration to which it is entitled in exchange for the goods it transfers to the customer.

The Company is a principal and records revenue on a gross basis when the Company is primarily responsible for fulfilling the delivery of goods, has discretion in establishing pricing, and controls the promised good before transferring those goods to customers.

Automotive net sales and revenue represents the amount of consideration to which we expect to be entitled in exchange for vehicle. The consideration recognized represents the amount received, typically shortly after the sale to a customer, net of estimated dealer and customer sales incentives we reasonably expect to pay. Significant factors in determining our estimates of incentives include forecasted sales volume, product mix and the rate of customer acceptance of incentive programs, all of which are estimated based on historical experience and assumptions concerning future customer behavior and market conditions. Subsequent adjustments to incentive estimates are possible as facts and circumstances change over time. A portion of the consideration received is deferred for separate performance obligations, such as maintenance, services and vehicle connectivity, that will be provided to our customers at a future date. Taxes assessed by various government entities, such as sales, use and value-added taxes, collected at the time of the vehicle sale are excluded from Automotive net sales and revenue. Costs for shipping and handling activities that occur after control of the vehicle transfers to the dealer are recognized at the time of sale and presented in Automotive and other cost of sales.

Revenue from sales of goods in the ordinary course of business is recognized when the Company satisfies a performance obligation (“PO”) by transferring control of a promised good to the customer. The amount of revenue recognized is the amount of the transaction price allocated to the satisfied PO.

The transaction price is allocated to each PO in the contract on the basis of the relative stand-alone selling prices of the promised goods. The individual standalone selling price of a good that has not previously been sold on a stand-alone basis, or has a highly variable selling price, is determined based on the residual portion of the transaction price after allocating the transaction price to goods with observable stand-alone selling price. A discount or variable consideration is allocated to one or more, but not all, of the performance obligations if it relates specifically to those performance obligations.

Transaction price is the amount of consideration in the contract to which the Company expects to be entitled in exchange for transferring the promised goods. The transaction price may be fixed or variable and is adjusted for time value of money if the contract includes a significant financing component. Consideration payable to a customer is deducted from the transaction price if the Company does not receive a separate identifiable benefit from the customer.

HW ELECTRO CO., LTD
NOTES TO FINANCIAL STATEMENTS

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

When consideration is variable, if applicable, the estimated amount is included in the transaction price to the extent that it is highly probable that a significant reversal of the cumulative revenue will not occur when the uncertainty associated with the variable consideration is resolved.

Revenue may be recognized at a point in time or over time following the timing of satisfaction of the PO. If a PO is satisfied over time, revenue is recognized based on the percentage of completion reflecting the progress towards complete satisfaction of that PO. Typically, POs for products where the process is described as below, the PO is satisfied at point in time.

For the sales of electric light commercial vehicle products, the Company typically receives purchase orders from its customers which will set forth the terms and conditions including the transaction price, products to be delivered, terms of delivery, and terms of payment. The terms serve as the basis of the performance obligations that the Company must fulfill in order to recognize revenue. The key performance obligation is the delivery of the EV to the customer at their location at which point the title to that asset passes to the customer.

The Company has entered into agreements with certain customers that allow full or partial refunds if we are unable to ultimately meet requirements regarding quality set forth in the agreement. For these agreements, our management estimates an expected liability for potential refunds. Our management develops this estimate based on actual historical refund data and the probability of product defects. Refund liabilities are settled in cash with customers. The actual amount of customer returns, which is inherently uncertain, may differ from the Company’s estimates. If the Company determines that actual or expected returns or allowances are significantly higher or lower than the reserves it established, it will record a reduction or increase, as appropriate, to net sales in the period in which it makes such a determination. Provisions for customer-specific discounts are based on contractual obligations with certain customers. The Company records, on a gross basis, a refund liability and an asset, which represents the right to receive goods (inventory) back from the customer for recovery, in the balance sheets. The refund liability is remeasured at the balance sheet date to reflect changes in the estimate of returns, with a corresponding adjustment to revenue. The asset is initially measured at the carrying amount of the goods at the time of sale, less any expected costs to recover the goods and any expected reduction in value.

(r)  Cost of revenue

Cost of revenue mainly consists of raw material costs, labor costs, sub-contracting costs, warranty costs, impairment costs and production overhead.

(s)  Research and development expenses

Research and development expenses include costs directly attributable to the conduct of research and development programs, including licensing fees, cost of salaries, payroll taxes and other employee benefits, subcontractors and materials used for research and development activities, including Testing, modifying costs and professional services. All costs associated with research and development are expensed as incurred.

(t)  Selling and general and administrative expenses

Selling, general and administrative expenses mainly consist of staff cost, agents service fee, commission fee, depreciation, office supplies and upkeep expenses, travelling and entertainment, legal and professional fees, advertisement fee, operating lease expense and related expenses, other miscellaneous administrative expenses.

(u) Asset retirement obligations

The Company accounts for asset retirement obligations in accordance with ASC 410-20, Asset Retirement Obligations. ASC 410-20 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs an obligation associated with the retirement of tangible long-lived assets that result from the operation use of the leased assets. Asset retirement obligations consists of estimated restoration costs to be incurred by the Company in the future once the economic life of its leased assets is reached. The estimated fair value of the asset retirement obligation is based on the current cost escalated at an inflation rate and discounted at a credit adjusted risk-free rate. This liability is capitalized as part of the cost of the related asset and amortized over its useful life. The liability is accreted until the Company settles the obligation.

HW ELECTRO CO., LTD
NOTES TO FINANCIAL STATEMENTS

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(v)  Leases

The Company adopted ASC 842 on October 1, 2020. The Company determines if an arrangement is a lease at inception.

Operating leases

Operating leases are included in operating lease right-of-use (“ROU”) assets, operating lease liability, and operating lease liability, non-current in the Company’s balance sheets. ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. When determining the lease term, the Company includes options to extend or terminate the lease when it is reasonably certain that it will exercise that option, if any. As the Company’s leases do not provide an implicit rate, the Company used an incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The Company has elected to adopt the following lease policies in conjunction with the adoption of ASU 2016-02: (i) for leases that have lease terms of 12 months or less and does not include a purchase option that is reasonably certain to exercise, the Company elected not to apply ASC 842 recognition requirements; and (ii) the Company elected to apply the package of practical expedients for existing arrangements entered into prior to October 1, 2020 to not reassess (a) whether an arrangement is or contains a lease, (b) the lease classification applied to existing leases, and(c) initial direct costs.

Finance leases

Finance lease assets are subsequently amortized using the straight-line method from the lease commencement date to the earlier of the end of its useful life or the end of the lease term unless the lease transfers ownership of the underlying asset to the Company or the Company is reasonably certain to exercise an option to purchase the underlying asset. In those cases, the Finance lease assets are amortized over the useful life of the underlying asset. Accordingly, the assets leased under the finance leases are included in rental equipment and property and equipment, and depreciation thereon is recognized in operating expenses and cost of revenue in the financial statement. When the Company makes its contractually required payments under finance leases, the Company allocates a portion to reduce the finance lease obligation and a portion is recognized as interest expenses.

(w) Income taxes

The Company accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures.

The Company did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes line of its statements of operations and comprehensive loss for the fiscal years ended September 30, 2023 and 2022, respectively. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

HW ELECTRO CO., LTD
NOTES TO FINANCIAL STATEMENTS

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(x)  Loss per share

Loss per share is computed by dividing net earnings attributable to Ordinary shareholders by the weighted average number of Ordinary Shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue Ordinary Shares were exercised or converted into Ordinary Shares.

(y)  Share-based compensation

The Company applies ASC 718, Compensation — Stock Compensation (“ASC 718”), to account for its employee share-based payments. In accordance with ASC 718, the Company determines whether an award should be classified and accounted for as a liability award or equity award. All the Company’s share-based awards to employees were classified as equity awards and are recognized in the financial statements based on their grant date fair values. In accordance with ASC 718, the Company recognizes share-based compensation cost for equity awards to employees with a performance condition based on the probable outcome of that performance condition. Compensation cost is recognized using the accelerated method if it is probable that the performance condition will be achieved. The Company accounts for forfeitures as they occur in accordance with ASU No. 2016-09, Compensation-Stock Compensation (Topic 718): Improvement to Employee Share-based Payment Accounting.

(z)  Deferred initial public offering (“IPO”) costs

The Company complies with the requirement of the ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A — “Expenses of Offering”. Initial public offering expenses directly attributable to the offering of securities are deferred and should be charged against the gross proceeds of the offering, as a reduction in share capital. These deferred expenses mainly consist of underwriting, legal and other expenses incurred through the balance sheet date that are directly related to the intended IPO. Should the IPO close, these deferred initial public offering costs, as well as additional expenses to be incurred, will be charged to operations. As of September 30, 2023 and 2022, the Company capitalized $336,731 and $0 of deferred IPO costs, respectively.

(aa)  Segment reporting

ASC 280, “Segment Reporting,” establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for detailing the Company’s business segments. Based on the criteria established by ASC 280, the Company’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company. As a whole and hence, the Company has only one reportable segment. The Company does not distinguish between markets or segments for the purpose of internal reporting. As the Company’s long-lived assets are substantially located in Japan, no geographical segments are presented.

(bb)  Recent accounting pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued. Under the Jump start Our Business Start-ups Act of 2012, as amended (the “JOBS Act”), the Company meets the definition of an emerging growth company, or EGC, and has elected the extended transition period for complying with new or revised accounting standards, which delays the adoption of these accounting standards until they would apply to private companies.

In October 2021, the FASB issued ASU 2021-08, Codification Improvements to Subtopic 310-20, Receivables — Nonrefundable Fees and Other Costs. The amendments in this Update represent changes to clarify the Codification. The amendments make the Codification easier to understand and easier to apply by eliminating inconsistencies and providing clarifications. ASU 2021-08 is effective for the Company for annual and interim reporting periods beginning July 1, 2021. Early application is not permitted. All entities should apply the amendments in this Update on a prospective basis as of the beginning of the period of adoption for existing or newly purchased callable debt securities. These amendments do not change the effective dates for Update 2017-08. The Company is currently evaluating the impact of this new standard on Company’s financial statements and related disclosures.

HW ELECTRO CO., LTD
NOTES TO FINANCIAL STATEMENTS

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

In October 2021, the FASB issued ASU 2021-10, Codification Improvements. The amendments in this Update represent changes to clarify the Codification or correct unintended application of guidance that are not expected to have a significant effect on current accounting practice or create a significant administrative cost to most entities. The amendments in this Update affect a wide variety of Topics in the Codification and apply to all reporting entities within the scope of the affected accounting guidance. ASU 2021-10 is effective for annual periods beginning after December 15, 2021 for public business entities. Early application is permitted. The amendments in this Update should be applied retrospectively. The Company does not expect the adoption of this standard to have a material impact on its financial statements.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s balance sheets, statements of operations and comprehensive loss and statements of cash flows.

4. ACCOUNTS RECEIVABLE, NET

Accounts receivable, net, consists of the following:

	As of September 30,
	2023	2022
	$	$
Accounts receivable – third party	258	20,668
Accounts receivable – related party	—	24,396
Less: allowance for expected credit losses accounts	—	—
Accounts receivable, net	258	45,064

As of the end of each of the fiscal year, the ageing analysis of accounts receivable, net of allowance for expected credit loss, based on the invoice date is as follows:

	As of September 30,
	2023	2022
	$	$
Within 30 days	258	45,064
Accounts receivable, net	258	45,064

5. INVENTORIES, NET

	As of September 30,
	2023	2022
	$	$
Raw materials	164,122	113,370
Work-in-progress	1,475,998	1,231,842
Finished goods	298,544	94,556
Subtotal	1,938,664	1,439,768
Less: inventory valuation allowance	(336,105)	—
Total inventories, net	1,602,559	1,439,768

For the fiscal years ended September 30, 2023, 2022 and 2021, the Company recognized the impairment loss in inventories of $336,105, nil and nil, respectively, due to the write-down of inventory to its net realizable value. The impairment loss is included in cost of revenue.

HW ELECTRO CO., LTD
NOTES TO FINANCIAL STATEMENTS

6. PREPAYMENTS

	As of September 30,
	2023	2022
	$	$
Prepayments – related party	—	96,745
Prepayments – third parties	693,488	15,321
Total prepayments	693,488	112,066

Prepayment — third party consisted of the following:

	As of September 30,
	2023	2022
	$	$
Downpayment to supplier for the purchase of electric vehicles	147,998	—
Prepaid outsourcing agency services fee	200,762	—
Prepaid advertisement agency fee and exhibition	160,279	—
Prepaid office and store rental and car leasing	34,791	—
Prepaid prototype and system design and development fee	136,920	—
Others	12,738	15,321
	693,488	15,321

As of September 30, 2022, the Company had prepaid $96,745 to a related party, Goodride Japan INC. The primary services prepaid encompassed the development of car tires, product testing, and consultation on product design and development.

7. COST METHOD INVESTMENT

The Company holds an investment of 10% interest of equity security in a privately held company operates in the transportation business in logistic industry and in which the Company does not have a controlling interest or significant influence. The investment is recorded at cost of $3,346 and $3,455 as of September 30, 2023 and 2022, respectively. The impairment of the investment is nil and nil as of September 30, 2023 and 2022.

8. LONG-TERM DEPOSITS

	As of September 30,
	2023	2022
	$	$
Security deposits	29,962	83,566

The security deposits are for the leases of headquarters, parking spaces, employee dormitories, and showrooms.

HW ELECTRO CO., LTD
NOTES TO FINANCIAL STATEMENTS

9. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net, consists of the following:

	As of September 30,
	2023	2022
	$	$
Buildings	1,997,321	1,844,676
Leasehold improvements	363,225	362,042
Finance lease right-of-use assets	197,681	201,272
Machinery and Equipment	18,515	21,841
Motor vehicle	209,524	13,385
Subtotal	2,786,266	2,443,216
Less: accumulated depreciation	(419,091)	(233,542)
Property, plant and equipment, net	2,367,175	2,209,674

Depreciation expenses were approximately $349,980, $253,956 and $36,362 for the fiscal years ended September 30, 2023, 2022 and 2021, respectively.

10. ROU ASSETS AND LEASE LIABILITIES

The Company determines if a contract contains a lease at inception. U.S. GAAP requires that the Company’s leases be evaluated and classified as operating or finance leases for financial reporting purposes. The classification evaluation begins at the commencement date and the lease term used in the evaluation includes the non-cancellable period for which the Company has the right to use the underlying asset, together with renewal option periods when the exercise of the renewal option is reasonably certain and failure to exercise such option which results in an economic penalty.

The right-of-use assets relate to factory, offices, dormitories, equipment, commercial vehicles and parking lots.

The Company recognized ROU assets and lease liabilities as follows:

		As of September 30, 2023	As of September 30, 2022
		$	$
Assets	Classification on the Balance Sheet
Finance lease assets, net	Property, plant and equipment, net	95,362	135,921
Operating lease assets	Operating lease right-of-use assets	184,892	335,543
Total lease assets		280,254	471,464

HW ELECTRO CO., LTD
NOTES TO FINANCIAL STATEMENTS

10. ROU ASSETS AND LEASE LIABILITIES (cont.)

	As of September 30, 2023	As of September 30, 2022
	$	$
Liabilities
Current
Finance leases	42,706	35,089
Operating leases	150,958	179,827
Total	193,664	214,916

Non-current
Finance leases	63,361	105,897
Operating leases	19,209	155,716
Total	82,570	261,613

As of September 30, 2023, future minimum lease payments under the non-cancelable finance leases liabilities and operating lease liabilities recorded on the balance sheet are as follows:

	Finance leases	Operating leases
	$	$
Future payment
2024	44,077	152,492
2025	24,354	19,224
2026	14,196	—
2027	14,196	—
2028	10,254	—
Thereafter	2,142	—
Total future lease payment	109,219	171,716
Less: imputed interest	(3,152)	(1,549)
Present value of operating lease liabilities	106,067	170,167
Lease liabilities, current portion	42,706	150,958
Lease liabilities, non-current portion	63,361	19,209

The following summarizes other supplemental information about the Company’s finance lease as of September 30, 2023:

Weighted average discount rate	1.66% – 1.90%
Weighted average remaining lease term (years)	0.9

HW ELECTRO CO., LTD
NOTES TO FINANCIAL STATEMENTS

11. BANK LOAN — CURRENT

The bank loans as of September 30, 2023 and 2022 are set out below:

	As of September 30, 2023	As of September 30, 2022
	$	$
Bank loan – current	3,586,296	28,516

SCHEDULE OF BANK LOANS

Bank loan	Currency	Period	Interest rate	Third Party guarantee	Directors’ Personal guarantee	Carrying amount
Shoko Chukin Bank	JPY	May 2023 – October 2023*	3.50%	NIL	NIL	3,586,296
September 30, 2023						3,586,296

*	The Company has rescheduled the repayment date of the loan and it is payable upon consummation of the initial public offering.

Bank loan	Currency	Period	Interest rate	Third Party guarantee	Directors’ Personal guarantee	Carrying amount
Mizuho Bank	JPY	June 2022 – December 2022	1.48%	NIL	NIL	28,516
September 30, 2022						28,516

	Carrying amount	Within 1 year	2024	2025	2026	2027	Thereafter
	$	$	$	$	$	$	$
Shoko Chukin Bank	3,586,296	3,586,296	—	—	—	—	—
September 30, 2023	3,586,296	3,586,296	—	—	—	—	—

	Carrying amount	Within 1 year	2024	2025	2026	2027	Thereafter
	$	$	$	$	$	$	$
Mizuho Bank	28,516	28,516	—	—	—	—	—
September 30, 2022	28,516	28,516	—	—	—	—	—

12. ACCRUALS AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consists of the following:

	As of September 30,
	2023	2022
	$	$
Accrued professional fee	160,320	39,242
Accrued prototype and application development fee	425,034	—
Accrued compensation and employee benefits	127,731	102,068
Accrued non-income taxes	70,274	—
Accrued interest expenses	13,593	45,192
Others	213,139	186,040
	1,010,091	372,542

HW ELECTRO CO., LTD
NOTES TO FINANCIAL STATEMENTS

13. CONTRACT LIABILITIES

	As of September 30,
	2023	2022
	$	$
Beginning balance	35,243	—
Deposits received from customers	305,489	44,909
Amount recognized to revenue	(312,181)	(4,010)
Less: refunds to customers	(8,292)	—
Foreign currency translation adjustment	15,878	(5,656)
Ending balance	36,137	35,243

Contract liabilities primarily relate to the advance consideration received from customers prior to transferring the products to the customer or other conditions under terms of a sales contract.

14. ASSET RETIREMENT OBLIGATIONS

Following are the asset retirement obligations recognized by the Company:

Asset Retirement Obligations
$
As of October 1, 2022	—
Liabilities incurred in the current period	48,474
Accretion of liability	1,002
Foreign currency translation adjustment	(401)
As of September 30, 2023	49,075

	As of September 30, 2023	As of September 30, 2022
	$	$
Asset retirement obligations
Current portion	24,502	—
Non-current portion	24,573	—
Total	49,075	—

15. REFUND LIABILITY — CURRENT

As of September 30, 2023, the Company has a refund liability-current of $278,752, which represents the amount of consideration that the Company was not entitled to as a result of sales returned by a customer in January 2024 and the amount will be refunded to the customer in March 2024.

HW ELECTRO CO., LTD
NOTES TO FINANCIAL STATEMENTS

16. OTHER NON-CURRENT LIABILITIES

Other non-current liabilities consist of the following:

	As of September 30,
	2023	2022
	$	$
Deposits received – non-current	16,730	17,275

17. LOANS PAYABLE — THIRD PARTY

	As of September 30,
	2023	2022
	$	$
Loans payable – third party	—	790,450

Loans payable	Currency	Period	Interest rate	Third Party guarantee	Directors’ Personal guarantee	Carrying amount
						$
Cenntro Automotive Group Limited(1)	JPY	July 2022 – June 2023	5.00%	NIL	NIL	790,450
September 30, 2022						790,450

(1)	The loan payable was subsequently converted into equity by issuing 571,930 ordinary shares on January 31, 2023.

18. LOANS PAYABLE — FINANCIAL INSTITUTION

The long-term loan as of September 30, 2023 and 2022 are set out below:

	As of September 30, 2023	As of September 30, 2022
	$	$
Loans payable – Financial Institution	59,446	69,104

	As of September 30, 2023	As of September 30, 2022
	$	$
Loans payable – Financial Institution
Current portion	11,323	7,719
Non-current portion	48,123	61,385
Total	59,446	69,104

Loans payable – Financial Institution	Currency	Period	Interest rate	Third Party guarantee	Directors’ Personal guarantee	Carrying amount
						$
Japan Finance Corporation	JPY	January 2022– December 2028	1.66%	NIL	Guaranteed by Mr. Weicheng Hsiao	59,446
September 30, 2023						59,446

HW ELECTRO CO., LTD
NOTES TO FINANCIAL STATEMENTS

18. LOANS PAYABLE — FINANCIAL INSTITUTION (cont.)

Loans payable – Financial Institution	Currency	Period	Interest rate	Third Party guarantee	Directors’ Personal guarantee	Carrying amount
						$
Japan Finance Corporation	JPY	January 2022– December 2028	1.66%	NIL	Guaranteed by Mr. Weicheng Hsiao	69,104
September 30, 2022						69,104

	Carrying amount	Within 1 year	2025	2026	2027	2028	Thereafter
	$	$	$	$	$	$	$
Japan Finance Corporation	59,446	11,323	11,323	11,323	11,323	11,323	2,831
September 30, 2023	59,446	11,323	11,323	11,323	11,323	11,323	2,831

	Carrying amount	Within 1 year	2024	2025	2026	2027	Thereafter
	$	$	$	$	$	$	$
Japan Finance Corporation	69,104	7,719	11,692	11,692	11,692	11,692	14,617
September 30, 2022	69,104	7,719	11,692	11,692	11,692	11,692	14,617

19. AMOUNT DUE TO A SHAREHOLDER

	As of September 30,
	2023	2022
	$	$
Amount due to a shareholder	200,763	—

Loans payable	Currency	Period	Interest rate	Third Party guarantee	Directors’ Personal guarantee	Carrying amount
						$
Mr. Kimoto Yasuya #	JPY	August–October 2023	5.00%	NIL	NIL	200,763
September 30, 2023						200,763

#	The Company borrowed short-term advances from Mr. Kimoto Yasuya to finance the Company’s working capital requirements. The repayment terms are negotiated based on mutual agreement. The amount due to the shareholder as of September 30, 2023 is non-trade, unsecured and interest is at 5% per annum. The Company has subsequently repaid $66,921 in October 2023 and the balance of amount due to shareholder is $133,842 is payable upon the consummation of the initial public offering.

HW ELECTRO CO., LTD
NOTES TO FINANCIAL STATEMENTS

20. WARRANTY LIABILITIES

The warranty liabilities as of September 30, 2023 and 2022 are set out below:

	As of September 30, 2023	As of September 30, 2022
	$	$
Warranty liabilities
Current portion	20,392	2,643
Non-current portion	40,783	5,285
Total	61,175	7,928

The warranty liabilities during the fiscal years ended September 30, 2023 and 2022 mainly represented the provision for warranty for electric light commercial vehicle products sold, which usually covers a 36-month period from the date on which the electric light commercial vehicle products are delivered and accepted by the customers. The warrant liability is based on estimates made from a third party’s simulated warranty data associated with repairs estimated for defects identified during the pre-delivery inspection process. The Company will re-evaluate the provision for warranty liabilities based on the estimates made timely to match with the actual claims and expects to make use of the accrued liability over the next operating period.

21. OTHER EXPENSES (INCOME), NET

	For the fiscal years ended September 30,
	2023	2022	2021
	$	$	$
Loss on disposal of property, plant and equipment	85,309	2,701	—
Restoration fee of leasehold improvement	42,154	—	—
Penalty for early termination	43,187	—	—
Foreign exchange loss	11,078	135,820	182
Other incomes	(2,692)	(1,103)	(3,829)
Other expenses	18,521	—	—
Total other expenses/(income), net	197,557	137,418	(3,647)

22. INCOME TAXES

The Company is considered Japan tax resident enterprise under Japan tax laws; accordingly, they are subject to enterprise income tax on their taxable income as determined under Japan tax laws and accounting standards at a statutory tax rate of 30.68%.

The income tax provision consists of the following components:

	For the fiscal years ended September 30,
	2023	2022	2021
	$	$	$
Current income tax expense	—	31,512	12,859
Deferred tax expense (benefit)	873,102	(716,922)	(296,444)
Income tax expense (benefit)	873,102	(685,410)	(283,585)

The income tax expense varied from the amount of income tax expense determined by applying the Japan income tax rate of 30.68% to profit before income tax as a result of the following differences:

	For the fiscal years ended September 30,
	2023	2022	2021
	$	$	$
Loss before tax expenses:	(13,405,154)	(5,386,023)	(1,656,134)
Tax at the domestic income tax rate	(4,112,701)	(1,652,432)	(508,102)
Tax effect of expenses that are not deductible in determining taxable profit	2,028,198	967,022	224,517
Valuation allowance recognized deferred tax assets recognized	2,957,605	—	—
Income tax expense (benefit)	873,102	(685,410)	(283,585)

HW ELECTRO CO., LTD
NOTES TO FINANCIAL STATEMENTS

22. INCOME TAXES (cont.)

As of September 30, 2023 and 2022, the Company had net operating loss carryforwards of approximately $8,963,628 and $2,897,169, respectively. As of September 30, 2023 and 2022, deferred tax assets, net from the net operating loss carryforwards amounted to $nil and $838,228, respectively.

	As of September 30,
	2023	2022
	$	$
Deferred tax assets	2,957,605	838,228
Less: Valuation allowance	(2,957,605)	—
Deferred tax assets, net of valuation allowance	—	838,228

Following are the major deferred tax assets, net recognized by the Company:

Net operating loss carry-forwards
$
As of October 1, 2020	—
Recognized in statements of operations and comprehensive loss	296,444
Foreign currency translation adjustment	(10,345)
As of September 30, 2021	286,099
As of October 1, 2021	286,099
Recognized in statements of operations and comprehensive loss	716,921
Foreign currency translation adjustment	(164,792)
As of September 30, 2022	838,228
As of October 1, 2022	838,228
Recognized in statements of operations and comprehensive loss	2,084,503
Valuation allowance recognized	(2,957,605)
Foreign currency translation adjustment	34,874
As of September 30, 2023	—

23. EQUITY

Unless otherwise indicated, all share amounts and per share amounts issued and outstanding prior to August 31, 2023 in this subsection are not presented to give effect to a 1-for-2 share split of the Ordinary Shares and Series A convertible preferred shares, which was effected on September 1, 2023.

The Company has performed a series of issuance of Ordinary Shares resulting in 38,074,888 Ordinary Shares issued and outstanding as of September 30, 2023. The Company only has one single class of Ordinary Shares that is accounted for as permanent equity.

HW ELECTRO CO., LTD
NOTES TO FINANCIAL STATEMENTS

23. EQUITY (cont.)

	Ordinary shares		Amount	Amount
Issued Date	Issued	Accumulated	JPY	US$
May 24, 2019	10,000,000	10,000,000	10,000,000	81,248
June 30, 2021	2,312,500	12,312,500	185,000,000	1,681,098
December 28, 2021	975,000	13,287,500	195,000,000	1,697,376
February 28, 2022	200,000	13,487,500	70,000,000	608,114
March 28, 2022	242,858	13,730,358	85,000,300	689,658
December 15, 2022	215,718	13,946,076	75,501,300	547,432
January 31, 2023	571,930	14,518,006	114,386,000	878,743
February 28, 2023	857,143	15,375,149	300,000,050	2,204,424
March 29, 2023	40,000	15,415,159	20,000,000	150,726
March 30, 2023	40,000	15,455,159	20,000,000	150,700
March 31, 2023	1,735,724	17,190,873	607,503,400	4,576,297
April 1, 2023	20,000	17,210,873	10,000,000	75,330
April 3, 2023	20,000	17,230,873	10,000,000	75,558
April 10, 2023	200,000	17,430,873	100,000,000	747,664
April 11, 2023	20,000	17,450,873	10,000,000	74,834
April 12, 2023	20,000	17,470,873	10,000,000	75,048
April 24, 2023	92,000	17,562,873	46,000,000	342,236
April 25, 2023	6,000	17,568,873	3,000,000	22,396
April 28, 2023	40,000	17,608,873	20,000,000	147,070
August 31, 2023*	—	35,217,746	—	—
August 31, 2023**	2,857,142	38,074,888	—	—
September 30, 2023***	—	38,074,888	—	—

*	Giving retroactive effect to the 1 for 2 share split effected on September 1, 2023.
**	Pursuant to the Company’s articles of incorporation, on August 31, 2023, Autobacs Seven requested the Company to convert its 2,857,142 Series A convertible preferred shares on August 31, 2023. On August 31, 2023, the Company issued 2,857,142 Ordinary Shares to Autobacs Seven, and in exchange, the Company acquired the 2,857,142 Series A convertible preferred shares, which were canceled by the Company on October 20, 2023.
***	On July 20, 2023, the Company’s board of directors approved a share split of the outstanding Ordinary Shares and Series A convertible preferred shares at a ratio of 1:2, which was based on a record date of August 31, 2023 and became effective on September 1, 2023, resulting in 38,074,888 Ordinary Shares being issued and outstanding and 2,857,142 Series A convertible preferred shares being issued after the share split.

Pursuant to the Company’s articles of incorporation, on August 31, 2023, Autobacs Seven requested the Company to convert its 2,857,142 Series A convertible preferred shares on August 31, 2023. On August 31, 2023, the Company issued 2,857,142 Ordinary Shares to Autobacs Seven, and in exchange, the Company acquired the 2,857,142 Series A convertible preferred shares, which were canceled by the Company on October 20, 2023.

	Ordinary shares		Amount	Amount
Issued Date	Issued	Accumulated	JPY	US$
October 20, 2021	1,428,571	1,428,571	99,999,970	875,350
March 31, 2023*	—	2,857,142	—	—
October 21, 2023**	—	—	—	—

*	Giving retroactive effect to the 1 for 2 share split effected on September 1, 2023.
**	On July 20, 2023, the Company’s board of directors approved a share split of the Company’s outstanding Ordinary Shares and Series A convertible preferred shares at a ratio of 1:2, which was based on a record date of August 31, 2023 and became effective on September 1, 2023, resulting in 38,074,888 Ordinary Shares being issued and outstanding and 2,857,142 Series A convertible preferred shares being issued after the share split. Pursuant to the Company’s articles of incorporation, on August 31, 2023, Autobacs Seven requested the Company to convert its 2,857,142 Series A convertible preferred shares on August 31, 2023. On August 31, 2023, the Company issued 2,857,142 Ordinary Shares to Autobacs Seven, and in exchange, the Company acquired the 2,857,142 Series A convertible preferred shares, which were canceled by the Company on October 20, 2023.

HW ELECTRO CO., LTD
NOTES TO FINANCIAL STATEMENTS

23. EQUITY (cont.)

The Company believes it is appropriate to reflect the above transactions on a retroactive basis similar to share split or dividend pursuant to ASC 260. All references made to share or per share amounts in the accompanying financial statements and applicable disclosures have been retroactively adjusted to reflect the 1 for 2 share split.

Shares to be issued relate to advances from third parties and are non-trade, unsecured, interest-free and quasi equity in nature.

24. SHARE-BASED COMPENSATION

Trust-Type Share Option Plan

On June 9, 2021, the Company awarded options to purchase an aggregate of 3,750,000 Ordinary Shares at an exercise price of JPY40 per share (reflecting a 1:2 share split of the Ordinary Shares, effective on September 1, 2023) to various officers, directors, employees and consultants of the Company to measure the cost of their services received in exchange for the share-based awards.

The fair value of stock option awards with only service and/or performance conditions is estimated on the grant or offering date using the Black-Scholes option-pricing model with the assistance of a third-party valuation appraiser. The Black-Scholes option-pricing model requires inputs such as the risk-free interest rate, expected term and expected volatility. These inputs are subjective and generally require significant judgment. The resulting cost is recognized over the period during which an employee is required to provide service in exchange for the awards, usually the vesting period, which is generally two years for stock options. Share-based compensation expense is recognized on a straight-line basis, net of actual forfeitures in the period. Share-based compensation expense is recorded in the statements of operations.

The stock options vested on June 10, 2023 with the expiration date on June 9, 2036.

The following table summarizes the stock option activities and related information for the fiscal years ended September 30, 2023, 2022 and 2021:

	Stock Options
	Number of Options		Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life (years)
Outstanding as of October 1, 2020	—		—	—
Granted	625,000	JPY	40	15.00
Exercised	—		—	—
Forfeited/cancelled	—		—	—
Outstanding as of September 30, 2021	625,000	JPY	40	14.67
Granted	1,875,000		—	—
Exercised	—		—	—
Forfeited/cancelled	—		—	—
Outstanding as of September 30, 2022	2,500,000	JPY	40	13.67
Granted	1,250,000		—	—
Exercised	—		—	—
Forfeited/cancelled	—		—	—
Outstanding as of September 30, 2023	3,750,000	JPY	40	12.67

HW ELECTRO CO., LTD
NOTES TO FINANCIAL STATEMENTS

24. SHARE-BASED COMPENSATION (cont.)

The following table summarizes our stock option for the fiscal year ended September 30, 2023 and 2022:

	For the fiscal years ended September 30,
	2023	2022
Risk-free interest rate	0.409%	0.192%
Expected term (in years)	12.70	13.67
Expected volatility	36.32%	37.99%
Dividend yield	0%	0%

The expected volatility is calculated based on the annualized standard deviation of the daily return embedded in historical share prices of comparable companies.

The risk-free interest rate is estimated based on the yield to maturity of Japanese treasury bonds based on the expected term of the incentive shares.

The company estimates the stock option will be granted two years after the trust-type stock option is funded.

For the fiscal years ended September 30, 2023, 2022 and 2021, the Company recognized share-based compensation expenses related to the options of $5,053,715, $2,766,817 and $145, respectively.

25. RELATED PARTY TRANSACTIONS

These related parties of the Company with whom transactions are reported in these financial statements are as follows:

Name of entity or individual	Relationship to the Company
Mr. Weicheng Hsiao	Mr. Weicheng Hsiao is the Company’s founder and has served as its Representative Director and Chief Executive Officer since May 2019.
Goodride Japan INC.	Goodride Japan INC. is owned by the founder and Chief Executive Officer, Mr. Weicheng Hsiao.
Delta Co. Ltd.	Mr. Eiji Fujino, one of our directors, has served as the representative director at Delta Co. Ltd. since February 2014.
Mr. Taisuke Otsubo	Mr. Taisuke Otsubo has served as the Corporate Auditor since December 2021.
Mr. Takayuki Tokoroda	Mr. Takayuki Tokoroda has served as the director since December 2021.
B.H Co., Ltd	One of our directors, Mr. Tokoroda, has served as the chief executive officer at B.H Co., Ltd. (KRX: 090460), a Japanese whole-seller, since August 2007.

In the ordinary course of business, during the fiscal years ended September 30, 2023 and 2022, the Company was involved in certain transactions, either at cost or current market prices, and on the normal commercial terms with related parties. The following table provides the transactions with these parties for the years as presented (for the portion of such period that they were considered related):

	As of September 30,
	2023		2022
Nature of transactions	$		$
Accounts receivable – related party, net*
Goodride Japan INC.		—		24,396
Prepayments**
Goodride Japan INC.		—		96,745

*	The account receivable is arising from the sales of fully electric light commercial vehicles to Goodride Japan INC. during the fiscal year ended September 30, 2022.
**	The Company and Goodride Japan INC. have signed an agreement for Goodride to provide services, including the development of car tires, product testing, and consultation on product design and development. The Company has prepaid a lump sum of the commission fee to Goodride Japan INC. The prepayments remained outstanding as of September 30, 2022. As of September 30, 2023, the service agreement expired and the balance of the advance payment is zero.

HW ELECTRO CO., LTD
NOTES TO FINANCIAL STATEMENTS

25. RELATED PARTY TRANSACTIONS (cont.)

	As of September 30,
	2023	2022
Amount due from a related party
Mr. Weicheng Hsiao***	2,969,777	—
Amount due to a related party
Mr. Weicheng Hsiao****	—	511,368

***	The Chief Executive Officer, Mr. Weicheng Hsiao, borrowed a series of short-term loans from the Company. The terms were negotiated based on mutual agreement and were non-trade, unsecured, bore interest at 3.5% per annum, and were repayable by November 30, 2023. Such loans have been fully repaid by Mr. Weicheng Hsiao to the Company as of November 2, 2023.
****	The Company borrowed short-term advances from Mr. Weicheng Hsiao to finance the Company’s working capital requirements. The repayment terms are negotiated based on mutual agreement. The amount due to a related party as of September 30, 2022 is non-trade, unsecured, interest-free and has been fully repaid by February 28, 2023. The amount due to related party as of September 30, 2021 has been fully repaid in the fiscal year ended September 30, 2022.

	As of September 30,
	2023	2022
	$	$
Accruals and other current liabilities
Delta Co. Ltd.	1,408	1,272
Goodride Japan INC.	1,472	—
B.H Co., Ltd	1,472	2,660
Mr. Weicheng Hsiao	18,131	5,860
Mr. Taisuke Otsubo	2,008	—

HW ELECTRO CO., LTD
NOTES TO FINANCIAL STATEMENTS

25. RELATED PARTY TRANSACTIONS (cont.)

	For the Fiscal Years ended September 30,
	2023	2022	2021
	$	$	$
Revenue-related party(1)
Goodride Japan INC.	—	28,311	—

Commission fee(2)
Goodride Japan INC.	118,765	264,645	176,331
Delta Co. Ltd.	29,967	15,065	12,778
B.H Co., Ltd	19,002	36,608	—
Mr. Taisuke Otsubo	44,532	14,326	5,387

Research and development expenses(3)
Goodride Japan INC.	—	—	478,394

Rent expense(4)
Goodride Japan INC	19,002	10,585	—

Purchases(5)
Goodride Japan INC	—	8,982	—

Interest income(6)
Mr. Weicheng Hsiao	20,685	—	—

(1)	Revenue is arising from the sales of fully electric light commercial vehicles to Goodride Japan INC. during the fiscal year ended September 30, 2022.
(2)	The commission fee are for the outsourcing service for daily operation.
(3)	The research and development expenses is for the development of car tires, product testing, and consultation service that Goodride Japan INC. provided to the Company.
(4)	Rent expenses is for the meeting room that Goodride Japan INC. rents to the Company.
(5)	Purchases is for the purchase of car tires from Goodride Japan INC.
(6)	Interest income arises from the accrued interest on the loan to the Chief Executive Officer.

Apart from the transactions and balances detailed elsewhere in these accompanying financial statements, the Company has no other significant or material related party transactions during the years presented.

26. CONCENTRATIONS AND RISKS

Concentrations

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and accounts receivable. The Company places its cash with financial institutions with high-credit ratings and quality.

Accounts receivable primarily comprise of amounts receivable from the customers. To reduce credit risk, the Company performs on-going credit evaluations of the financial condition of these customers. The Company conducts credit evaluations of its customers, and generally requires advance consideration from customers prior to transferring the products to the customer or other conditions under terms of a sales contract from them. The Company evaluates its collection experience and long outstanding balances to determine the need for an allowance for expected credit losses accounts. The Company conducts periodic reviews of the financial condition and payment practices of its customers to minimize collection risk on accounts receivable.

HW ELECTRO CO., LTD
NOTES TO FINANCIAL STATEMENTS

26. CONCENTRATIONS AND RISKS (cont.)

Concentration of customers

The following table sets forth a summary of single customers who represent 10% or more of the Company’s total revenue:

	For the fiscal years ended September 30,
	2023	2022	2021
	$	$	$
Amount of the Company’s revenue
Customer A(1)	—	138,921	—
Customer B(2)	—	54,277	—
Customer C(3)	609,218	—	—
Customer D(4)	409,456	—	—

The following table sets forth a summary of single customers who represent 10% or more of the Company’s total accounts receivable:

	As of September 30,
	2023	2022
	$	$
Amount of the Company’s accounts receivable
Customer E(5)	—	24,396
Customer F(6)	—	20,668
Customer G(7)	258	—

(1)	Customer A is in the automobile leasing industry.
(2)	Customer B is in the automotive industry

(3)	Customer C is in the automotive industry
(4)	Customer D is in the automotive industry.
(5)	Customer E is in the tires manufacturing industry.
(6)	Customer F is in the retail industry.
(7)	Customer G is in the automotive maintenance industry.

Concentration of suppliers

The following table sets forth a summary of single supplier who represent 10% or more of the Company’s total accounts payable:

	As of September 30, 2023	As of September 30, 2022
	$	$
Amount of the Company’s accounts payable
Supplier A(8)	490,236	770,758

The following table sets forth a summary of suppliers who represent 10% or more of the Company’s total purchases:

	For the fiscal years ended September 30,
	2023	2022	2021
	$	$	$
Amount of the Company’s purchase
Supplier A(8)	1,093,750	1,015,106	—

(8)	Supplier A is in the automobile manufacture industry.

HW ELECTRO CO., LTD
NOTES TO FINANCIAL STATEMENTS

26. CONCENTRATIONS AND RISKS (cont.)

Credit Risk

Credit risk is the potential financial loss to the Company resulting from the failure of a customer or a counterparty to settle its financial and contractual obligations to the Company, as and when they fall due. As the Company does not hold any collateral, the maximum exposure to credit risk is the carrying amounts of trade and other receivables (excluding prepayments) and cash presented on the statements of financial position. The Company has no other financial assets which carry significant exposure to credit risk.

Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

Typically, the Company ensures that it has sufficient cash on demand to meet expected operational expenses, including the servicing of financial obligations; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters.

Exchange rate risk

The Company cannot guarantee that the current exchange rate will remain steady; therefore, there is a possibility that the Company could post the same amount of profit for two comparable periods and because of the fluctuating exchange rate actually post higher or lower profit depending on exchange rate of JPY converted to US$ on that date. The exchange rate could fluctuate depending on changes in political and economic environments without notice.

Interest rate risk

As the Company has no significant interest-bearing assets, the Company’s income and operating cash flows are substantially independent of changes in market interest rates.

The Company’s interest-rate risk arises from bank borrowings and long-term loan from financial Institution. The Company manages interest rate risk by varying the issuance and maturity dates of variable rate debt, limiting the amount of variable rate debt, and continually monitoring the effects of market changes in interest rates. As of September 30, 2023 and 2022, the bank loans and long-term loans were at fixed interest rates.

Economic and political risk

The Company’s major operations are conducted in Japan. Accordingly, the political, economic, and legal environments in Japan, as well as the general state of Japan’s economy may influence the Company’s business, financial condition, and results of operations.

27. COMMITMENTS AND CONTINGENCIES

Contingencies

In the ordinary course of business, the Company may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Company records contingent liabilities resulting from such claims, when a loss is assessed to be probable, and the amount of the loss is reasonably estimable. In the opinion of management, there were no pending or threatened claims and litigation as of September 30, 2023 and up through March 20, 2024, date of these financial statements were available to the issued.

28. SUBSEQUENT EVENTS

Pursuant to the Company’s articles of incorporation, on August 31, 2023, Autobacs Seven requested the Company to convert its 2,857,142 Series A convertible preferred shares on August 31, 2023. On August 31, 2023, the Company issued 2,857,142 Ordinary Shares to Autobacs Seven, and in exchange, the Company acquired the 2,857,142 Series A convertible preferred shares, which were canceled by the Company on October 20, 2023.

During the fiscal year ended September 30, 2023, the Chief Executive Officer, Mr. Weicheng Hsiao, borrowed a series of short-term loans from the Company and the balance as of September 30, 2023 was $2,969,777. Between October 1, 2023 and October 31, 2023, Mr. Weicheng Hsiao borrowed an additional $93,690 from the Company. The terms of such borrowings were negotiated based on mutual agreement and were non-trade, unsecured, bore interest at 3.5% per annum, and were repayable by November 30, 2023. Such loans have been fully repaid by Mr. Weicheng Hsiao to the Company as of November 2, 2023.

HW ELECTRO CO., LTD
NOTES TO FINANCIAL STATEMENTS

28. SUBSEQUENT EVENTS (cont.)

The Company has rescheduled the repayment date of the loan of $3,586,296 to Shoko Chukin Bank which was due on October 31, 2023 and it is payable upon consummation of the initial public offering.

The Company borrowed short-term unsecured loans with an aggregate amount of $200,763 from its shareholder, Mr. Kimoto Yasuya, with an interest rate of 5% per annum, and the loan is due for repayment by October 31, 2023. The interest accrued as of September 30, 2023 was $5,943 and the Company has subsequently repaid partial amount of the loans of $66,921 in October 2023. As of March 20, 2024, the Company still has a remaining loan principal of $133,842, which is payable upon the consummation of the IPO.

Between December 8, 2023 to March 20, 2024, the Company borrowed a series of short-term loans in the aggregate amount of $1,676,371 from the Chief Executive Officer, Mr. Weicheng Hsiao. The loans are unsecured, interest-free and due for repayment by January 31, 2024, February 29, 2024 and April 30, 2024. The Company has subsequently repaid an aggregate amount of $448,371 to the Chief Executive Officer, Mr. Weicheng Hsiao. As of March 20, 2024, the remaining loan principal amount outstanding is $1,228,000.

On December 19, 2023, the Company borrowed a short-term loan with an amount of $669,210 from a third party, Mr. Koichi Inutsuka. The loan is unsecured, interest bearing of 7% per annum and due for repayment by January 22, 2024. The loan has been fully repaid by the Company to Mr. Koichi Inutsuka as of March 20, 2024.

On January 10, 2024, the Company complied with the terms of an agreement with a customer that allow a full or partial refund should the customer be unsatisfied with the Company’s product by taking back the product and initiating the process of the refund to the customer.

Except for the above, the Company has assessed all events from October 1, 2023 through March 20, 2024, which is the date that these financial statements are available to be issued, there are not any material subsequent events that require disclosure in these financial statements.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

HW Electro Co., Ltd.

By:	/s/ Weicheng Hsiao
Name:	Weicheng Hsiao
Title:	Chief Executive Officer
(Principal Executive Officer)

Dated:	March 20, 2024

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EXHIBIT INDEX

Description
12.1	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.
12.2	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.
13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

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